Jerry A. Shore

Executive Vice President and

Chief Financial Officer

Fred’s, Inc.

4300 New Getwell Road

Memphis, TN 38118

Direct Dial: (901) 238-2217

Direct Fax: (901) 365-6815

E-Mail Address: jshore@fredsinc.com

December 19, 2012,

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Fred’s, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed April 12, 2012

Form 10-Q for the Quarterly Period Ended July 28, 2012

Filed September 6, 2012

File No. 001-14565

Dear Mr. Mew,

As Executive Vice President and Chief Financial Officer for Fred’s, Inc. (the “Company”, “we”, “our”), I acknowledge receipt of your letter dated November 20, 2012 (the “Comment Letter”). The responses of the Company below are keyed to the numbering in the comment letter.

Form 10-K for the fiscal Year Ended January 28, 2012

Item 7: Management’s discussion and Analysis of Financial Condition and Results of Operations, Page 19

Critical Accounting Policies, page 20

SEC Comment:

1. Please revise your disclosure in future filings to present a more robust discussion as to why these are critical accounting policies supplementing, not duplicating, the description of accounting policies that are already disclosed in the notes to your financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For example, please discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future regarding inventory shrink. Refer to Item V of SEC Release Nos. 33-8350/34-48960.

Fred’s, Inc. Response:

The Company acknowledges your comment and, in accordance with Item V of SEC Release Nos. 33-8350/34-48960, will revise our disclosure of critical accounting policies in our fiscal year 2012 Form 10-K to be filed on or about April 18, 2013 to state that the critical accounting policies presented are those policies the Company has identified as having both a highly subjective component and a material impact on the financial statements. These policies are intended to supplement the critical accounting policies disclosed in Note 1 of our Form 10-K. For the critical accounting policies that contain significant estimates and assumptions, the Company will disclose, when necessary, any risks that could materially impact the accuracy of those estimates and assumptions.

In the Inventory section of our Critical Accounting Policies, we disclose, in detail, the calculation of the inventory shrink estimate and how “the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company’s overall history of shrink”. Though not disclosed, the impact that the three-year historical average has had in each of the last three fiscal years has been: $165,196 in fiscal year 2011, ($529,962) in fiscal year 2010 and $75,995 in fiscal year 2009, which we consider to be immaterial.

As illustrated above, we have had immaterial variability in the estimation of inventory shrink or in the financial impact of that estimate. So long as the outcome of our estimation process continues to produce immaterial variations, we intend to add to our disclosure a sentence such as the following: "The methodology that we have applied in estimating shrink has resulted in variability that is not material to our financial statements." In the future, if the degree of variability of any of our estimates changes in a way that would have a material impact to the financial statements, that variability and its impact to the accuracy of the estimate will be disclosed.

Item 8: Financial Statements and Supplementary Data, page 31

Consolidated Statements of Income and Comprehensive Income, page 33

SEC Comment:

2. We note your presentation indicating that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11: B which requires additional disclosure and the need to exclude figures for income before depreciation when cost of sales excludes depreciation. Please show us what your disclosure in future filings will look like as revised.

Fred’s, Inc. Response:

Fred’s, Inc., together with our subsidiaries, engage in the sale of general merchandise through our retail discount stores and full-service pharmacies. The Company does not manufacture or incur any expenses to bring the inventory to its saleable condition. Our depreciable assets primarily exist to facilitate the sale of goods in our stores and to support our administrative functions. As a result of these facts and in accordance with FASB ASC 330-10 Inventory – Overall, depreciation is not included as part of our cost of goods sold calculation, but is presented as a part of overall operating expense on the face of the Consolidated Statements of Income and Comprehensive Income. The Company has chosen to break out operating expense on the face of the Consolidated Statements of Income and Comprehensive Income between depreciation and selling, general and administrative expenses. We believe this presentation provides transparency between the Consolidated Statements of Income and Comprehensive Income and the Consolidated Statements of Cash Flows.

In our future filings, we will add the following disclosure to Item 8: Financial Statements and Supplementary Data as part of Note 1 – Description of Business and Summary of Significant Accounting Policies to clearly define the Company’s cost of goods sold components:

Cost of goods sold. Cost of goods sold includes the purchase cost of inventory and the freight costs to the Company’s distribution centers. Warehouse and occupancy costs, including depreciation, are not included in cost of goods sold, but are included as a component of selling, general and administrative expenses.

Form 10-Q for the quarterly period ended July 28, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6.

SEC Comment:

3. We note the disclosure of litigation contingencies in your Form 10-K for the fiscal year ended January 28, 2012 that have not been disclosed in your subsequent interim reports. Please tell us what factors you considered in determining disclosure was not required pursuant to rule 10-01 of Regulation S-X and FASB ASC 270-10-50-6 or please revise to provide such disclosures beginning with your next interim report.

Fred’s, Inc. Response:

In the Company’s Form 10-K for the fiscal year ended January 28, 2012, two legal contingencies were presented; Whiteaker, et al v. Fred’s Stores of Tennessee, Inc., et al (“Whiteaker”) and Jessica Chapman, on behalf of herself and other similarly situated, v. Fred’s Stores of Tennessee, Inc. (“Chapman”). As disclosed, the Whiteaker case was settled in the second quarter of fiscal year 2011 and the court had not yet ruled in the Chapman case. As required by FASB ASC 270-10-50-6, such disclosures shall be repeated in the interim and annual reports until the contingencies have been removed, resolved, or have become immaterial. In accordance with FASB ASC 270-10-50-6, the Company has properly disclosed the Chapman case beginning in our Form 10-Q filed on December 11, 2008 and has continued to disclose the case with each interim and annual report to date because the case has not yet been resolved. Since the Whiteaker case found resolution during fiscal 2011 and was disclosed in our Form 10-K filed April 12, 2012, future disclosure was not required pursuant to FASB ASC 270-10-50-6.

On behalf of the Company, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have additional questions or need additional information.

Sincerely,

Jerry Shore

Executive Vice President and

Chief Financial Officer